575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax www.kattenlaw.com

Gregory E. Xethalis gregory.xethalis@kattenlaw.com (212) 940-8587 direct (212) 894-5578 fax

September 12, 2013

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Pre-Effective Amendment No. 2 to Form N-1A IndexIQ Active ETF Trust File Nos. 333-183489 and 811-22739

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ Active ETF Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 2 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following nine separate series of exchange traded funds (each a “Fund” and collectively, the “Funds”):

•	IQ Long/Short Alpha ETF;
•	IQ Bear U.S. Large Cap ETF;
•	IQ Bear U.S. Small Cap ETF;
•	IQ Bear International ETF;
•	IQ Bear Emerging Markets ETF;
•	IQ Bull U.S. Large Cap ETF;
•	IQ Bull U.S. Small Cap ETF;
•	IQ Bull International ETF; and
•	IQ Bull Emerging Markets ETF.

Blacklined copies of the Amendment that have been marked to show changes to the initial filing of the Registration Statement are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to the Staff’s comments provided by Mr. Barry Pershkow, Senior Special Counsel, to the undersigned and Ms. Kathleen Moriarty on July 18, 2013 and by Mr. John M. Ganley, Senior Counsel, to the undersigned on August 2, 2013 and September 3, 2013 (“Oral Comments”), we have responded supplementally below and with the Amendment. In the following discussion, the headings and italicized comments below are intended to correspond to

AUSTIN CENTURY CITY CHARLOTTE CHICAGO HOUSTON IRVING LOS ANGELES
NEW YORK ORANGE COUNTY SAN FRANCISCO BAY AREA SHANGHAI WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

United States Securities and Exchange Commission

September 12, 2013

Oral Comments, with the numbered responses corresponding to the comment numbers of the Oral Comments. Page numbers referenced below are to the pages contained in Pre-Effective Amendment No. 1 under the 1933 Act and Amendment No. 1 under the 1940 Act to the Registration Statement.

PROSPECTUS:

Summary Information—IQ Long/Short Alpha ETF

Principal Investment Strategies – Investment Philosophy (Page 5)

1.                  Please revise the first sentence under of the first paragraph to balance the likelihood of consistent positive rates of return against the risks of investment.

The disclosure has been revised as requested.

2.                  Please revise the description of the investment philosophy to remove technical and business jargon such as “positive equity market exposure” and “positive security selection.”

The disclosure has been revised as requested.

3.                  Please revise the description of the investment philosophy to clarify whether the investment philosophy of the Fund is to invest in a market neutral manner or under what circumstances the Fund’s investment philosophy will result in long, market neutral or short positions.

The disclosure has been revised as requested.

Principal Investment Strategies – Investment Process (Page 5)

4.                  Please clarify the manner in which the Fund applies ratings of sectors as “attractive” to the weighting algorithm and, subsequently, the obtaining of short and long exposure.

The disclosure has been revised as requested.

5.                  Please move the discussion of coverage of short positions to the Item 9 disclosure.

The disclosure has been revised and moved to the statutory prospectus, as requested.

6.                  Please disclose the limits, if any, that the 1940 Act places on the Fund’s ability to invest in short sale positions.

The disclosure has been revised as requested.

United States Securities and Exchange Commission

September 12, 2013

Summary Information—IQ Bear Large Cap U.S. ETF

Principal Investment Strategies – Investment Philosophy (Page 11)

7.                  Please revise any “passive” terminology used in the summary section to convey the actively-managed nature of the Fund.

The disclosure has been revised as requested.

8.                  Please revise the discussion of the investment philosophy and objectives of the Fund to clarify that the Fund is actively managed and does not seek to track a benchmark index.

The disclosure has been revised as requested.

Principal Investment Strategies – Investment Process (Page 12)

9.                  Please disclose the investment restrictions or requirements, if any, with respect to the Fund’s diversification and required investment in all or some of the industry sectors comprising the large capitalization U.S. market.

The disclosure has been revised as requested.

10.              Please clarify the manner in which the Fund applies ratings of sectors as “attractive” to the weighting algorithm and, subsequently, the obtaining of short exposure.

The disclosure has been revised as requested.

11.              Please clarify whether all investments of the Fund will have short leverage with a delta equal to -1x or if certain investments may utilize leverage at a delta greater than or less than -1x.

The disclosure has been revised as requested.

12.              Please describe the minimum market capitalization of U.S.-listed large capitalization issuers.

The disclosure has been revised as requested.

Summary Information—IQ Bull Large Cap U.S. ETF

Principal Investment Strategies – Investment Philosophy (Page 36)

13.              Please clarify the manner in which the Fund translates the weighting algorithm to the use of leverage in obtaining long exposure to a sector.

United States Securities and Exchange Commission

September 12, 2013

The disclosure has been revised as requested.

Principal Investment Strategies – Investment Process (Page 37)

14.              Please clarify whether all investments of the Fund will have leverage with a delta equal to 2x or if certain investments may utilize leverage at a delta greater than or less than 2x.

The disclosure has been revised as requested.

GENERAL COMMENTS

15.              Please explain how the Funds will meet their obligations under Section 18 of the 1940 Act with respect to asset coverage for total return swaps and other derivative instruments.

The disclosure has been revised as requested.

Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

Presently, the Trust does not intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the 1933 Act.

The Advisor and the Trust, on behalf of the Funds, have received two separate orders for exemptive relief under the federal securities laws in order to allow the Funds to operate as described in the Registration Statement. The Advisor and the Trust, on behalf of the Funds, submitted an exemptive application on September 9, 2011; an Amended and Restated Application on March 27, 2012; a Second Amended and Restated Application on July 6, 2012; a Third Amended and Restated Application on July 16, 2012 and a Fourth Amended and Restated Application on August 14, 2012 (File No. 812-13956). The requested relief was granted on September 10, 2012, see In the Matter of IndexIQ Advisors LLC, et al., Investment Company Act Release No. 30166 (August 13, 2012) (notice) and Investment Company Act Release No. 30198 (September 10, 2012) (order).

In addition, the Advisor and the Trust, on behalf of the Funds, submitted an exemptive application on September 9, 2011; an Amended and Restated Application on March 6, 2012; an Amended and Restated Application on March 27, 2012, and a Second Amended and Restated Application for an Order on May 15, 2012 (File No. 812-13957). The requested relief was granted on August 3, 2012, see In the Matter of IndexIQ Advisors LLC, et al., Investment Company Act Release No. 30130 (July 9, 2012) (notice) and Investment Company Act Release No. 30161 (August 3, 2012) (order).

United States Securities and Exchange Commission

September 12, 2013

The Advisor and the Trust do not expect to submit a no-action request in connection with the Registration Statement. The Advisor believes that the Trust and the Funds as currently configured comply with the terms and conditions of the orders as granted.

The Trust and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made in the Registration Statement.

Please be advised that the Trust is not seeking acceleration of the effectiveness of the Registration Statement at this time but will do so as soon as practicable after the Staff’s comments to the Registration Statement have been resolved.

Please do not hesitate to contact me at (212) 940-8587 or, in my absence, Kathleen Moriarty at (212) 940-6304 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,
/s/ Gregory E. Xethalis
Gregory E. Xethalis

cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel
Mr. Adam Patti
Mr. David Fogel
Ms. Kathleen Moriarty